Filed by Cullen Agricultural Holding Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Triplecrown Acquisition Corp.
Commission File No.: 001-33698
For the Related Registration Statement: 333-161773

Triplecrown Acquisition Corp. and Cullen Agricultural Technologies Inc. Announce Definitive Merger Agreement

NEW YORK—September 8, 2009—Triplecrown Acquisition Corp. (“Triplecrown”) (NYSE Amex: TCW), a specified purpose acquisition company, and Cullen Agricultural Technologies Inc. (“Cullen Agritech”), an agricultural technologies company, today announced that they have signed a definitive merger agreement.

Cullen Agritech is a newly formed company committed to the development and commercialization of advanced agricultural technologies. Cullen Agritech’s principal focus will be to improve agricultural yields through pasture and animal sciences. Cullen Agritech is wholly-owned by Cullen Inc Holdings Ltd., an entity controlled by interests associated with Eric J. Watson who is also Triplecrown’s chairman of the board and treasurer.

The traditional dairy farming model in the United States is currently under pressure due to low milk prices combined with a high operating costs. As a result, it currently costs many dairy producers more to produce 100 pounds of milk (cwt) than the price they receive. Cullen Agritech’s system provides significant operating advantages over the traditional dairy farming model.

Natural Dairy Inc. (‘‘Natural Dairy’’), a wholly owned subsidiary of Cullen Agritech, has been formed to rollout a multi-farm dairy operation in the Southeastern United States utilizing the Cullen Agritech farming system. Natural Dairy will be acquiring and converting farmland for the development of pasture based dairy farming operations to produce fresh liquid milk for the Eastern Seaboard. The Eastern Seaboard is the largest fresh liquid milk market in the world but is currently severely undersupplied due to a lack of regionally based milk producers. Natural Dairy will help bridge this supply gap by producing milk in the Southeastern States at a substantially lower cost than could be achieved through the traditional dairy farming model.

Cullen Agritech will also offer advisory services associated with the development and implementation of efficient farming techniques both in the United States and abroad.

Pursuant to the merger agreement, (i) Triplecrown will merge with and into Cullen Agricultural Holding Corp., a wholly-owned subsidiary of Triplecrown (“CAH”), with CAH surviving the merger and becoming the new publicly-traded corporation of which the present holders of Triplecrown securities will be security holders, and (ii) a subsidiary of CAH will merge with and into Cullen Agritech with Cullen Agritech surviving the merger and becoming a wholly-owned subsidiary of CAH.

Upon completion of the transactions, the current holders of common stock of Triplecrown will own 57,740,000 shares of CAH stock (assuming no holders of shares of Triplecrown common stock sold in its initial public offering elect to convert their shares into a portion of Triplecrown’s trust account and after taking into account certain cancellation of shares held by the officers, directors and founders of Triplecrown in connection with the merger) and the current holder of common stock of Cullen Agritech will own 15,881,148 shares of CAH common stock.

As a condition of the transaction, Triplecrown will amend the terms of the warrant agreement governing its outstanding warrants exercisable for shares of Triplecrown common stock.  The amendments to the warrant agreement will provide that (i) the exercise price of Triplecrown’s warrants will be increased from $7.50 per share to $12.00 per share, (ii) the expiration date of the warrants will be extended from October 21, 2012 to October 21, 2013 and (iii) the price at which the stock must trade for the warrants to be called for redemption will be increased from $13.75 per share to $17.00 per share.

The proposed transaction is subject to Triplecrown receiving stockholder and warrantholder approval of the transaction and customary closing conditions.

A copy of the preliminary proxy statement, along with a copy of the merger agreement, has been filed with the Securities and Exchange Commission. A copy of these filings can be found on the SEC website.

About Cullen Agricultural Technologies Inc.

Cullen Agritech is a newly formed company committed to the development and commercialization of advanced agricultural technologies.  Cullen Agritech will provide advisory services associated with the implementation of efficient farming techniques and promote a methodology that incorporates components of New Zealand’s pasture-based farming system.  Cullen Agritech’s principle focus will be to improve agricultural yields through forage and animal sciences.

About Triplecrown Acquisition Corp.

Triplecrown Acquisition Corp. (NYSE Amex: TCW, TCW.WS, TCW.U) is a specified purpose acquisition company (“SPAC”) formed by veteran investors and entrepreneurs Jonathan Ledecky and Eric Watson for the purpose of effecting a merger, capital stock exchange, asset acquisition or similar business combination. Triplecrown raised approximately $550 million in an initial public offering in October 2007. Triplecrown has approximately 69 million shares outstanding along with 74 million warrants convertible into shares at an exercise price of $7.50.

Forward-looking statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Cullen Agritech’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Triplecrown’s and Cullen Agritech’s expectations with respect to future performance, anticipated financial impacts of the merger and related transactions; approval of the merger and related transactions by stockholders; the satisfaction of the closing conditions to the merger and related transactions; and the timing of the completion of the merger and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the control of Triplecrown and Cullen Agritech and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected growth will not be realized, or will not be realized within the expected time period, due to, among other things, general economic conditions or legislative and regulatory changes. Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or warrantholder approvals, or the failure of other closing conditions.

Triplecrown and Cullen Agritech caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Triplecrown’s most recent filings with the Securities and Exchange Commission (“SEC”). All subsequent written and oral forward-looking statements concerning Triplecrown and Cullen Agritech, the merger, the related transactions or other matters and attributable to Triplecrown and Cullen Agritech or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Triplecrown and Cullen Agritech caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triplecrown and Cullen Agritech do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

Triplecrown has filed a proxy statement, and Cullen Agritech has filed a registration statement, with the SEC, in each case, that contains a preliminary proxy statement/prospectus in connection with the proposed transaction and to mail a definitive proxy statement/prospectus and other relevant documents to Triplecrown stockholders and warrant holders. Stockholders and warrant holders of Triplecrown and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement and prospectus in connection with solicitation of proxies for the special meetings of Triplecrown’s stockholders and Triplecrown’s warrantholders to be held to approve the transaction because these proxy statements/prospectuses will contain important information about Triplecrown, Cullen Agritech and the proposed transactions. Such Persons can also read Triplecrown’s final prospectus from its initial public offering dated October 22, 2007, its annual report on form 10-K for the fiscal year ended December 31, 2008 (“Annual Report”) and other reports as filed with the SEC, for a description of the security holdings of Triplecrown’s officers and directors and their affiliates and their other respective interests in the successful consummation of the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders and warrantholders as of a record date to be established for voting on the merger. Stockholders and warrantholders will also be able to obtain a copy of the preliminary and, once available, definitive proxy statements/prospectuses, without charge, at the SEC’s Internet site at http://www.sec.gov or by directing a request to: Triplecrown Acquisition Corp., 970 West Broadway, PMB 402, Jackson, Wyoming 83001, telephone (307) 633-2831.

Participation in Solicitation

Triplecrown, Cullen Agritech and their respective directors, executive officers, affiliates and other persons may be deemed to be participants in the solicitation of proxies for the special meetings of Triplecrown’s stockholders and Triplecrown’s warrantholders to approve the proposed transaction. Triplecrown’s stockholders and warrantholders may obtain information about the interests of such individuals in the transactions by reading the preliminary proxy statement/prospectus and other relevant materials filed by Triplecrown and CAH with the SEC.

Disclaimer

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Triplecrown, CAH or Cullen Agritech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts:
Nevin Reilly, Sloane & Company
212-446-1893

Cullen Agricultural Technologies Inc. Contact:
Miles Leahy
212-521-4396

Triplecrown Acquisition Corp. Contact:
Paul Vassilakos
Petrina Advisors
212-521-5399